MariaDB plc

699 Veterans Blvd

Redwood City, CA 94063

March 22, 2023

VIA EDGAR

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Edwin Kim

Jan Woo

Re:	MariaDB plc

Registration Statement on Form S-1

File No. 333-269268 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MariaDB plc (the “Company”) hereby requests that the effective date of the Registration Statement be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 4:30 p.m. Eastern Time on March 24, 2023 or as soon as practicable thereafter. The Company hereby authorizes Jens Fischer of Perkins Coie LLP, counsel to the Company, to modify or withdraw this request for acceleration by oral or written communication.

The Company requests that we be notified of such effectiveness by a telephone call to Mr. Fischer at (206) 359-6752 and that such effectiveness also be confirmed in writing.

Very truly yours,

MariaDB plc

By:	/s/ Roya Shakoori
	Name:	Roya Shakoori
	Title:	General Counsel

cc:	Jens Fischer

Perkins Coie LLP